Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2021

│1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents		62,965	4,297
Trade and other receivables		1,019,750	597,873
Inventoried supplies		26,547	8,761
Current taxes recoverable		5,338	7,606
Prepaid expenses		60,240	29,904
Assets held for sale		3,080	4,331
Current assets		1,177,920	652,772

Property and equipment	7	2,115,331	1,074,428
Right-of-use assets	8	397,534	337,285
Intangible assets	9	1,770,793	1,749,773
Other assets	10	59,553	23,899
Deferred tax assets		15,135	11,207
Non-current assets		4,358,346	3,196,592
Total assets		5,536,266	3,849,364

Liabilities
Trade and other payables		850,575	468,238
Current taxes payable		13,588	33,220
Provisions	14	34,488	17,452
Other financial liabilities		9,217	4,031
Long-term debt	11	362,835	42,997
Lease liabilities	12	114,970	88,522
Current liabilities		1,385,673	654,460

Long-term debt	11	1,172,537	829,547
Lease liabilities	12	314,264	267,464
Employee benefits	13	91,088	15,502
Provisions	14	85,274	36,803
Other financial liabilities		14,722	22,699
Deferred tax liabilities		356,463	232,712
Non-current liabilities		2,034,348	1,404,727
Total liabilities		3,420,021	2,059,187

Equity
Share capital	15	1,128,446	1,120,049
Contributed surplus	15, 17	24,843	19,783
Accumulated other comprehensive income		(149,975)	(154,723)
Retained earnings		1,112,931	805,068
Equity attributable to owners of the Company		2,116,245	1,790,177

Contingencies, letters of credit and other commitments	23
Subsequent events	24
Total liabilities and equity		5,536,266	3,849,364

The notes on pages 7 to 28 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)	Note	Three months ended Sept. 30, 2021	Three months ended Sept. 30, 2020*	Nine months ended Sept. 30, 2021	Nine months ended Sept. 30, 2020*

Revenue		1,870,258	866,951	4,580,362	2,436,156
Fuel surcharge		223,742	69,173	499,153	222,972
Total revenue		2,094,000	936,124	5,079,515	2,659,128

Materials and services expenses	18	1,078,232	495,995	2,706,677	1,414,952
Personnel expenses	19	618,036	217,169	1,375,462	642,737
Other operating expenses		109,988	34,862	257,961	102,559
Depreciation of property and equipment	7	62,288	42,324	159,713	126,767
Depreciation of right-of-use assets	8	30,640	20,059	81,592	58,878
Amortization of intangible assets	9	13,561	11,887	41,590	34,656
Bargain purchase gain	5	(1,226)	-	(124,152)	(4,008)
Gain on sale of rolling stock and equipment		(8,128)	(1,125)	(17,511)	(6,055)
Gain on derecognition of right-of-use assets		(565)	(138)	(1,087)	(1,116)
Loss on sale of land and buildings		7	-	10	1
Gain on sale of assets held for sale		(1,644)	(1,948)	(5,555)	(9,688)
Loss on sale of intangible assets		1	-	6	-
Total operating expenses		1,901,190	819,085	4,474,706	2,359,683

Operating income		192,810	117,039	604,809	299,445

Finance (income) costs
Finance income	20	(31)	(738)	(2,615)	(2,384)
Finance costs	20	20,561	12,270	54,192	40,912
Net finance costs		20,530	11,532	51,577	38,528

Income before income tax		172,280	105,507	553,232	260,917
Income tax expense	21	39,440	22,406	102,407	71,570

Net income for the period attributable
to owners of the Company		132,840	83,101	450,825	189,347

Earnings per share attributable to owners of the Company
Basic earnings per share	16	1.43	0.91	4.84	2.16
Diluted earnings per share	16	1.40	0.90	4.72	2.12

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 28 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months ended Sept. 30, 2021	Three months ended Sept. 30, 2020*	Nine months ended Sept. 30, 2021	Nine months ended Sept. 30, 2020*

Net income for the period attributable to
owners of the Company	132,840	83,101	450,825	189,347

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	3,564	4,514	14,300	(8,398)
Net investment hedge, net of tax	(23,993)	6,225	(17,078)	(9,508)
Changes in fair value of cash flow hedge, net of tax	-	283	-	(2,383)
Unrealized gain on investments in equity securities
measured at fair value through OCI	7,526	-	7,526	-
Other comprehensive income for the period, net of tax	(12,903)	11,022	4,748	(20,289)

Total comprehensive income for the period
attributable to owners of the Company	119,937	94,123	455,573	169,058

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 28 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 - (UNAUDITED)

(In thousands of U.S. dollars)						Accumulated
				Accumulated		foreign	Accumulated
				unrealized		currency	unrealized		Total equity
				loss on	Accumulated	translation	gain on		attributable
				employee	cash flow	differences	investments		to owners
		Share	Contributed	benefit	hedge	& net invest-	in equity	Retained	of the
	Note	capital	surplus	plans	gain (loss)	ment hedge	securities	earnings	Company

Balance as at December 31, 2020		1,120,049	19,783	(379)	-	(154,344)	-	805,068	1,790,177

Net income for the period		-	-	-	-	-	-	450,825	450,825
Other comprehensive income (loss) for the period, net of tax		-	-	-	-	(2,778)	7,526	-	4,748
Total comprehensive income (loss) for the period		-	-	-	-	(2,778)	7,526	450,825	455,573

Share-based payment transactions	17	-	8,056	-	-	-	-	-	8,056
Stock options exercised	15, 17	20,981	(2,957)	-	-	-	-	-	18,024
Dividends to owners of the Company	15	-	-	-	-	-	-	(64,239)	(64,239)
Repurchase of own shares	15	(12,628)	-	-	-	-	-	(78,662)	(91,290)
Net settlement of restricted share units	15, 17	44	(39)	-	-	-	-	(61)	(56)
Total transactions with owners, recorded directly in equity		8,397	5,060	-	-	-	-	(142,962)	(129,505)

Balance as at September 30, 2021		1,128,446	24,843	(379)	-	(157,122)	7,526	1,112,931	2,116,245

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	-	634,226	1,159,292

Net income for the period		-	-	-	-	-	-	189,347	189,347
Other comprehensive income (loss) for the period, net of tax		-	-	-	(2,383)	(17,906)	-	-	(20,289)
Total comprehensive income (loss) for the year		-	-	-	(2,383)	(17,906)	-	189,347	169,058

Share-based payment transactions	17	-	5,221	-	-	-	-	-	5,221
Stock options exercised	15, 17	24,936	(4,424)	-	-	-	-	-	20,512
Issuance of shares	15	425,350	-	-	-	-	-	-	425,350
Dividends to owners of the Company	15	-	-	-	-	-	-	(51,409)	(51,409)
Repurchase of own shares	15	(12,025)	-	-	-	-	-	(25,996)	(38,021)
Net settlement of restricted share units	15, 17	11	(20)	-	-	-	-	(23)	(32)
Total transactions with owners, recorded directly in equity		438,272	777	-	-	-	-	(77,428)	361,621

Balance as at September 30, 2020*		1,117,187	20,326	(369)	(1,896)	(191,422)	-	746,145	1,689,971

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 28 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)	Note	Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Sept. 30, 2021	Sept. 30, 2020*	Sept. 30, 2021	Sept. 30, 2020*

Cash flows from operating activities
Net income for the period		132,840	83,101	450,825	189,347
Adjustments for:
Depreciation of property and equipment	7	62,288	42,324	159,713	126,767
Depreciation of right-of-use assets	8	30,640	20,059	81,592	58,878
Amortization of intangible assets	9	13,561	11,887	41,590	34,656
Share-based payment transactions	17	2,737	1,921	8,056	5,221
Net finance costs	20	20,530	11,532	51,577	38,528
Income tax expense	21	39,440	22,406	102,407	71,570
Bargain purchase gain		(1,226)	-	(124,152)	(4,008)
Gain on sale of property and equipment		(8,121)	(1,125)	(17,501)	(6,054)
Gain on derecognition of right-of-use assets		(565)	(138)	(1,087)	(1,116)
Gain on sale of assets held for sale		(1,644)	(1,948)	(5,555)	(9,688)
Loss on sale of intangible assets		1	-	6	-
Employee benefits		(11,148)	(21)	6,519	(154)
Provisions net of payments		8,602	5,448	20,365	4,374
		287,935	195,446	774,355	508,321
Net change in non-cash operating working capital	6	(8,175)	1,456	75,634	28,001
Cash generated from operating activities before the following		279,760	196,902	849,989	536,322
Interest paid		(19,530)	(13,593)	(48,008)	(39,630)
Income tax paid		(49,018)	(42,660)	(136,963)	(50,758)
Net cash from operating activities		211,212	140,649	665,018	445,934

Cash flows (used in) from investing activities
Purchases of property and equipment	7	(68,822)	(37,754)	(167,078)	(82,017)
Proceeds from sale of property and equipment		23,726	10,100	70,334	28,167
Proceeds from sale of assets held for sale		2,665	6,213	9,366	18,232
Purchases of intangible assets	9	(1,872)	(207)	(4,444)	(1,303)
Business combinations, net of cash acquired	5	(23,360)	(28,574)	(913,286)	(83,597)
Purchases of investments		(35,686)	-	(35,686)	-
Others		(63)	284	3,596	22,078
Net cash (used in) from investing activities		(103,412)	(49,938)	(1,037,198)	(98,440)

Cash flows from (used in) financing activities
Increase (decrease) in bank indebtedness		3,363	2,887	(7,664)	(1,077)
Proceeds from long-term debt	11	141,534	6,108	650,056	18,927
Repayment of long-term debt	11	(11,524)	(8,511)	(33,039)	(25,403)
Net (decrease) increase in revolving facilities	11	(231,306)	(367)	47,852	(361,618)
Repayment of lease liabilities	12	(31,798)	(21,185)	(83,301)	(60,179)
(Decrease) increase in other financial liabilities		240	2,203	(5,754)	2,459
Dividends paid		(21,260)	(16,853)	(63,980)	(49,170)
Repurchase of own shares	15	(8,179)	-	(91,290)	(38,021)
Proceeds from exercise of stock options	15	2,633	7,552	18,024	20,512
Repurchase of own shares for restricted
share unit settlement	15	(46)	(32)	(56)	(32)
Proceeds from the issuance of common shares,
net of expenses	15	-	207,798	-	425,350
Net cash from (used in) financing activities		(156,343)	179,600	430,848	(68,252)

Net change in cash and cash equivalents		(48,543)	270,311	58,668	279,242
Cash and cash equivalents, beginning of period		111,508	8,931	4,297	-
Cash and cash equivalents, end of period		62,965	279,242	62,965	279,242

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 28 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2021 and 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 28, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company elected to change its presentation currency from Canadian dollars (“CAD” or “CDN$”) to United States dollars (“U.S. dollars” or “USD”) effective December 31, 2020. Management is of the view that financial reporting in USD provides a more relevant presentation of the group’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical condensed consolidated financial statements have been recast to U.S. dollars using the procedures outlined below:

•

Condensed Consolidated Interim Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.

•

Assets and liabilities in the Condensed Consolidated Interim Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

•

Equity in the Condensed Consolidated Interim Statement of Financial Position and Condensed Consolidated Interim Statement of Changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Condensed Consolidated Interim Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

All information in these condensed consolidated interim financial statements is presented in USD unless otherwise specified.

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2020 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2020 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2021 and have been applied in preparing these condensed consolidated interim financial statements.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16): On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company does not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company does not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•	disclosures—a company is required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The adoption of the amendments is not expected to have a material impact.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments is not expected to have a material impact.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The extent of the impact of adoption of the amendments has not yet been determined.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Freight, the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2021
External revenue	132,771	847,749	482,360	407,378	-	-	1,870,258
External fuel surcharge	19,868	126,607	66,581	10,686	-	-	223,742
Inter-segment revenue and fuel surcharge	643	14,939	7,232	716	-	(23,530)	-
Total revenue	153,282	989,295	556,173	418,780	-	(23,530)	2,094,000
Operating income (loss)	23,861	85,144	55,753	45,299	(17,247)	-	192,810
Selected items:
Depreciation and
amortization	6,487	36,693	53,825	8,992	492	-	106,489
Loss on sale of land
and buildings	-	(7)	-	-	-	-	(7)
Gain on sale of
assets held for sale	-	1,629	15	-	-	-	1,644
Bargain purchase gain	-	(10,774)	-	12,000	-	-	1,226
Intangible assets	193,715	190,827	925,100	458,931	2,220	-	1,770,793
Total assets	372,853	2,084,765	2,210,237	725,867	142,544	-	5,536,266
Total liabilities	99,252	813,731	512,381	214,778	1,780,013	(134)	3,420,021
Additions to property
and equipment	6,704	5,219	56,765	98	36	-	68,822

Three months ended September 30, 2020
External revenue	121,508	131,652	404,959	208,832	-	-	866,951
External fuel surcharge	10,704	15,577	37,880	5,012	-	-	69,173
Inter-segment revenue and fuel surcharge	1,014	1,518	4,423	1,151	-	(8,106)	-
Total revenue	133,226	148,747	447,262	214,995	-	(8,106)	936,124
Operating income (loss)	21,392	26,249	56,047	22,435	(9,084)	-	117,039
Selected items:
Depreciation and
amortization	6,325	12,313	47,265	7,916	451	-	74,270
Gain (loss) on sale of
assets held for sale	-	(16)	1,964	-	-	-	1,948
Intangible assets	184,793	178,032	886,115	253,564	2,847	-	1,505,351
Total assets	367,618	559,990	2,058,095	402,986	305,380	-	3,694,069
Total liabilities	110,612	193,546	431,532	110,858	1,157,741	(127)	2,004,162
Additions to property
and equipment	2,102	8,569	23,884	157	73	-	34,785

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2021
External revenue	409,009	1,600,415	1,380,101	1,190,837	-	-	4,580,362
External fuel surcharge	53,850	236,062	181,691	27,550	-	-	499,153
Inter-segment revenue and fuel surcharge	1,222	19,367	16,951	2,599	-	(40,139)	-
Total revenue	464,081	1,855,844	1,578,743	1,220,986	-	(40,139)	5,079,515
Operating income (loss)	71,728	309,908	168,385	109,925	(55,137)	-	604,809
Selected items:
Depreciation and
amortization	19,621	78,321	154,862	28,615	1,476	-	282,895
Loss on sale of land
and buildings	-	(10)	-	-	-	-	(10)
Gain on sale of
assets held for sale	-	1,635	3,920	-	-	-	5,555
Bargain purchase gain	-	112,152	-	12,000	-	-	124,152
Intangible assets	193,715	190,827	925,100	458,931	2,220	-	1,770,793
Total assets	372,853	2,084,765	2,210,237	725,867	142,544	-	5,536,266
Total liabilities	99,252	813,731	512,380	214,778	1,780,014	(134)	3,420,021
Additions to property
and equipment	10,710	12,721	140,551	455	141	-	164,578

Nine months ended September 30, 2020
External revenue	324,915	377,345	1,135,843	598,053	-	-	2,436,156
External fuel surcharge	33,958	49,641	123,103	16,270	-	-	222,972
Inter-segment revenue and fuel surcharge	2,727	4,621	12,151	3,118	-	(22,617)	-
Total revenue	361,600	431,607	1,271,097	617,441	-	(22,617)	2,659,128
Operating income (loss)	49,352	63,486	152,742	57,997	(24,132)	-	299,445
Selected items:
Depreciation and
amortization	18,731	37,743	138,767	24,087	973	-	220,301
Loss on sale of land
and buildings	(1)	-	-	-	-	-	(1)
Gain (loss) on sale of
assets held for sale	(1)	(48)	9,737	-	-	-	9,688
Bargain purchase gain	-	-	-	4,008	-	-	4,008
Intangible assets	184,793	178,032	886,115	253,564	2,847	-	1,505,351
Total assets	367,618	559,990	2,058,095	402,986	305,380	-	3,694,069
Total liabilities	110,612	193,546	431,532	110,858	1,157,741	(127)	2,004,162
Additions to property
and equipment	14,702	15,820	51,067	629	200	-	82,418

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2021
Canada	153,282	140,368	224,699	62,285	(8,010)	572,624
United States	-	848,927	331,474	349,933	(15,520)	1,514,814
Mexico	-	-	-	6,562	-	6,562
Total	153,282	989,295	556,173	418,780	(23,530)	2,094,000

Three months ended September 30, 2020
Canada	133,226	130,743	184,285	59,607	(6,898)	500,963
United States	-	18,004	262,977	151,493	(1,208)	431,266
Mexico	-	-	-	3,895	-	3,895
Total	133,226	148,747	447,262	214,995	(8,106)	936,124

Nine months ended September 30, 2021
Canada	464,081	424,619	657,963	195,518	(20,225)	1,721,956
United States	-	1,431,225	920,780	1,005,150	(19,914)	3,337,241
Mexico	-	-	-	20,318	-	20,318
Total	464,081	1,855,844	1,578,743	1,220,986	(40,139)	5,079,515

Nine months ended September 30, 2020
Canada	361,600	379,366	523,730	171,865	(19,246)	1,417,315
United States	-	52,241	747,367	434,939	(3,371)	1,231,176
Mexico	-	-	-	10,637	-	10,637
Total	361,600	431,607	1,271,097	617,441	(22,617)	2,659,128

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30, 2021	December 31, 2020
Property and equipment, right-of-use assets and intangible assets
Canada	1,834,914	1,802,417
United States	2,433,418	1,342,720
Mexico	15,326	16,349
	4,283,658	3,161,486

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired five businesses during 2021, of which UPS Freight, which was renamed TForce Freight in April 2021, was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled for $866.1 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated preliminary bargain purchase gain of $124.2 million in the Less-Than-Truckload and Logistics segments ($112.2 million and $12 million respectively). The preliminary bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets. During the nine months ended September 30, 2021, the business contributed revenue and net income of $1,479.9 million and $67.9 million (excluding the bargain purchase gain of $124.2 million), respectively since the acquisition.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

Had the Group acquired UPS Freight on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $2,583.8 million and $91.3 million (excluding the bargain purchase gain of $124.2 million), respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest and income tax expenses.

During the nine months ended September 30, 2021, the non-material businesses contributed revenue and net income of $27.8 million and $0.8 million respectively since the acquisition.

Had the Group acquired these non-material businesses on January 1, 2021, as per management’s best estimates, the revenue and net income for these entities would have been $51.7 million and $2.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021.

During the nine months ended September 30, 2021, transaction costs of $8.7 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2021 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for the acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	UPS Freight	Other*	Total
Cash and cash equivalents		6	2,574	2,580
Trade and other receivables		349,743	9,374	359,117
Inventoried supplies and prepaid expenses		30,660	393	31,053
Property and equipment	7	1,056,228	20,133	1,076,361
Right-of-use assets	8	100,971	5,880	106,851
Intangible assets	9	18,856	13,507	32,363
Other assets		860	-	860
Trade and other payables		(217,816)	(4,880)	(222,696)
Income tax payable		302	(2,002)	(1,700)
Employee benefits	13	(67,828)	-	(67,828)
Provisions	14	(50,352)	-	(50,352)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	11	-	(2,992)	(2,992)
Lease liabilities	12	(100,971)	(5,880)	(106,851)
Deferred tax liabilities		(130,359)	(6,746)	(137,105)
Total identifiable net assets		990,244	29,355	1,019,599
Total consideration transferred		866,092	56,987	923,079
Goodwill	9	-	27,632	27,632
Bargain purchase gain		(124,152)	-	(124,152)
Cash		866,092	49,774	915,866
Contingent consideration		-	7,213	7,213
Total consideration transferred		866,092	56,987	923,079
* Includes non-material adjustments to prior year's acquisitions

The fair values measured on the amounts regarding UPS Freight are on a provisional basis, mainly regarding tangible and intangible assets, due to pending completion and review of independent valuations. The fair values will be revised as more information is obtained about the facts and circumstances that existed at the date of acquisition.

The trade receivables comprise gross amounts due of $368.6 million, of which $9.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2021, nil is deductible for tax purposes.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	Sept. 30, 2021*
Canadian Less-Than-Truckload	Less-Than-Truckload	(224)
Specialized Truckload	Truckload	27,881
Logistics	Logistics	(25)
		27,632

* Includes non-material adjustments to prior year's acquisitions for which purchase price allocations were completed.

c)	Contingent consideration

The contingent consideration relates to non-material business acquisitions and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at rates between 3.9% and 6.4%. The considerations are contingent on achieving specified earning levels in the future periods. The maximum amount payable is $0.4 million in one year and $7.6 million in two years. At September 30, 2021, the fair value of the contingent arrangement is estimated at approximately $7.2 million and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s business combinations

The 2020 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of DLS and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of DLS and the other non-material acquisitions in fiscal 2020 have been adjusted in 2021. No material adjustments were required to the provisional fair values for these prior period’s business combinations and have been included with the acquisitions of 2021.

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months ended Sept. 30, 2021	Three months ended Sept. 30, 2020	Nine months ended Sept. 30, 2021	Nine months ended Sept. 30, 2020
Trade and other receivables	(54,320)	(33,163)	(69,339)	(1,627)
Inventoried supplies	(1,289)	298	(2,112)	2,609
Prepaid expenses	(10,690)	129	(15,272)	(2,031)
Trade and other payables	58,124	34,192	162,357	29,050
	(8,175)	1,456	75,634	28,001

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

7.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		314,804	1,267,616	134,235	1,716,655
Additions through business combinations	5	604,264	413,178	58,919	1,076,361
Other additions		24,963	131,212	8,403	164,578
Disposals		(963)	(147,466)	(2,928)	(151,357)
Transfer from right-of-use assets		-	21,474	-	21,474
Reclassification to assets held for sale		(3,955)	1,425	-	(2,530)
Effect of movements in exchange rates		421	(1,789)	1,055	(313)
Balance at September 30, 2021		939,534	1,685,650	199,684	2,824,868

Depreciation
Balance at December 31, 2020		59,817	494,322	88,088	642,227
Depreciation for the period		9,830	135,562	14,321	159,713
Disposals		(938)	(94,874)	(2,712)	(98,524)
Transfer from right-of-use assets		-	5,746	-	5,746
Reclassification to assets held for sale		(771)	781	-	10
Effect of movements in exchange rates		160	(568)	773	365
Balance at September 30, 2021		68,098	540,969	100,470	709,537

Net carrying amounts
At December 31, 2020		254,987	773,294	46,147	1,074,428
At September 30, 2021		871,436	1,144,681	99,214	2,115,331

As at September 30, 2021, nil is included in trade and other payables for the purchases of property and equipment (December 31, 2020 – $2.5 million).

8.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		452,106	191,164	2,290	645,560
Transfer to property and equipment		-	(21,474)	-	(21,474)
Other additions		20,965	36,983	800	58,748
Additions through business combinations	5	57,431	48,211	1,209	106,851
Derecognition*		(31,571)	(23,209)	(603)	(55,383)
Effect of movements in exchange rates		1,695	345	(12)	2,028
Balance at September 30, 2021		500,626	232,020	3,684	736,330

Depreciation
Balance at December 31, 2020		232,541	74,503	1,231	308,275
Transfer to property and equipment		-	(5,746)	-	(5,746)
Depreciation		43,923	36,900	769	81,592
Derecognition*		(27,828)	(17,815)	(520)	(46,163)
Effect of movements in exchange rates		794	48	(4)	838
Balance at September 30, 2021		249,430	87,890	1,476	338,796

Net carrying amounts
At December 31, 2020		219,565	116,661	1,059	337,285
At September 30, 2021		251,196	144,130	2,208	397,534

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

9.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	25,748	2,225,406
Additions through business combinations*	5	27,632	20,828	1,681	2,834	7,020	59,995
Other additions		-	541	-	-	3,903	4,444
Extinguishments		-	(2,675)	(748)	(468)	(93)	(3,984)
Effect of movements in exchange rates		(1,604)	(1,122)	(256)	77	27	(2,878)
Balance at September 30, 2021		1,549,654	592,514	87,079	17,131	36,605	2,282,983

Amortization and impairment losses
Balance at December 31, 2020		148,016	261,599	43,636	5,304	17,078	475,633
Amortization for the period		-	33,189	2,120	2,482	3,799	41,590
Extinguishments		-	(2,675)	(748)	(468)	(87)	(3,978)
Effect of movements in exchange rates		(593)	(445)	(76)	14	45	(1,055)
Balance at September 30, 2021		147,423	291,668	44,932	7,332	20,835	512,190

Net carrying amounts
At December 31, 2020		1,375,610	313,343	42,766	9,384	8,670	1,749,773
At September 30, 2021		1,402,231	300,846	42,147	9,799	15,770	1,770,793

* Includes non-material adjustments to prior year's acquisitions

10.	Other assets

	As at	As at
	September 30, 2021	December 31, 2020
Security deposits	3,286	3,143
Investments in equity securities	54,246	9,727
Indemnification asset	-	4,736
Other	2,021	6,293
	59,553	23,899
Presented as :
Non-current other assets	59,553	23,899

Investments in equity securities include $44.5 M of Level 1 investments that were marked to market with the publicly traded information as at September 30, 2021. The Group elected to designate these investments as at fair value through OCI.

11.	Long-term debt

	As at	As at
	September 30, 2021	December 31, 2020
Non-current liabilities
Unsecured revolving facilities	168,167	123,666
Unsecured term loan	-	321,852
Unsecured debenture	157,513	156,479
Unsecured senior notes	778,950	150,000
Conditional sales contracts	67,907	77,550
	1,172,537	829,547

Current liabilities
Current portion of unsecured revolving facilities	-	7,461
Current portion of unsecured term loan	324,059	-
Current portion of conditional sales contracts	38,776	35,536
	362,835	42,997

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

The table below summarizes changes to the long-term debt:

		Nine months ended	Nine months ended
	Note	Sept. 30, 2021	Sept. 30, 2020
Balance at beginning of period		872,544	1,343,307
Proceeds from long-term debt		650,056	18,927
Business combinations	5	2,992	5,265
Repayment of long-term debt		(33,039)	(25,403)
Net increase (decrease) in revolving facilities		47,852	(361,618)
Accretion of deferred financing fees		946	859
Effect of movements in exchange rates		(25,663)	(37,569)
Effect of movements in exchange rates - OCI hedge		19,684	10,960
Balance at end of period		1,535,372	954,728

The Group’s revolving facilities have $818.0 million availability at September 30, 2021 (December 31, 2020 – $824.6 million) and an additional $198.6 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

On January 13, 2021, the Group received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing fixed interest between 3.15% and 3.50%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit agreement as described in note 26(f) of the 2020 annual consolidated financial statements, except the definition of funded debt where cash up to $100 million shall be reduced from the total amount of the funded debt. This definition change is in effect since September 30, 2021. Deferred financing fees of $1.1 million were recognized on the increase.

On July 2, 2021, the Group received $100 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 2, 2029, and July 2, 2033, bearing fixed interest of 2.87% and 3.34%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit as described in note 26(f) of the 2020 annual consolidated financial statements with the exception of the definition of funded debt where cash up to $100 million shall be reduced from the total amount of the funded debt. This definition change is in effect since September 30, 2021.

On July 14, 2021, the Group received $30 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 14, 2029, and July 14, 2033, bearing fixed interest of 2.89% and 3.37%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit agreement as described in note 26(f) of the 2020 annual consolidated financial statements except the definition of funded debt where cash up to USD 100 million shall be reduced from the total amount of the funded debt. This definition change is in effect since September 30, 2021.

On August 16, 2021, the Group extended its credit facility until August 16, 2025. Under the new extension, CAD availability is increased by CAD $10 million and USD availability increased by USD $50 million. Based on certain ratios, the interest rate will be the sum of the banker’s acceptance rate, or Libor rate on US$ denominated debt, plus an applicable margin, which can vary between 113 basis points and 175 basis points. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s syndicated revolving credit agreement as described in note 26(f) of the 2020 annual consolidated financial statements with the exception of the definition of funded debt where unrestricted cash shall be reduced from the total amount of the funded debt.  Deferred financing fees of $1.7 million were recognized on the increase.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

12.	Lease liabilities

	As at	As at
	September 30, 2021	December 31, 2020
Current portion of lease liabilities	114,970	88,522
Long-term portion of lease liabilities	314,264	267,464
	429,234	355,986

The table below summarizes changes to the lease liabilities:

		Nine months ended	Nine months ended
	Note	Sept. 30, 2021	Sept. 30, 2020
Balance at beginning of period		355,986	355,591
Business combinations	5	106,851	35,928
Additions		58,748	32,154
Derecognition*		(10,307)	(11,432)
Repayment		(83,301)	(60,179)
Effect of movements in exchange rates		1,257	(7,947)
Balance at end of period		429,234	344,115

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $13.9 million (December 31, 2020 – $21.1 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $367.5 million (December 31, 2020 - $352.1 million).

The Group does not have a significant exposure to termination options and penalties.

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
September 30, 2021
Less than 1 year	126,502
Between 1 and 5 years	259,316
More than 5 years	85,228
471,046

13.	Employee benefits

Pursuant to the terms of the purchase agreement with UPS Freight, the Group has recognized defined benefit pension plans for certain participants of the UPS Pension plans. The pension plans have ongoing benefit accruals and new employees that are eligible to participate in the plans once they satisfy the participation requirements. The Group obtained an actuarial valuation as at the date of acquisition to establish the benefit obligation at that date. The plans’ service costs are also established by the actuarial valuation. The pension plans include 9,394 active participants.

Information about the Group’s accrued benefit obligation is as follows:

	As at	As at
	September 30, 2021	December 31, 2020
TForce Freight pension plan	74,797	-
TFI International pension plans	15,044	14,452
Other severance plans	1,247	1,050
Accrued employee benefits	91,088	15,502

14.	Provisions

	Self insurance	Other	Total
As at September 30, 2021
Current provisions	18,350	16,138	34,488
Non-current provisions	46,899	38,375	85,274
	65,249	54,513	119,762

As at December 31, 2020
Current provisions	14,040	3,412	17,452
Non-current provisions	33,693	3,110	36,803
	47,733	6,522	54,255

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions.

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

15.	Share capital and other components of equity

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.

During the third quarter of fiscal 2020, the Company completed a common share offering in the United States and Canada. The Company issued a total of 5,060,000 common shares, that were issued at a price of $43.25 per share for gross proceeds to the Company of $218,845,000. The Company incurred share issuance costs of approximately $11.0 million which were fully recorded to share capital.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Nine months ended	Nine months ended
		Sept. 30, 2021	Sept. 30, 2020
Balance, beginning of period		93,397,985	81,450,326
Repurchase and cancellation of own shares		(1,157,862)	(1,542,155)
Issuance of shares		-	11,960,000
Stock options exercised	17	806,770	1,494,304
Balance, end of period		93,046,893	93,362,475

The following table summarizes the share capital issued and fully paid:

	Nine months ended	Nine months ended
	Sept. 30, 2021	Sept. 30, 2020
Balance, beginning of period	1,120,049	678,915
Issuance of shares, net of expenses	-	425,350
Repurchase and cancellation of own shares	(12,628)	(12,025)
Cash consideration of stock options exercised	18,024	20,512
Ascribed value credited to share capital on stock options exercised	2,957	4,424
Issuance of shares on settlement of RSUs	44	11
Balance, end of period	1,128,446	1,117,187

Pursuant to the normal course issuer bid (“NCIB”) which began on October 14, 2020 and ending on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at September 30, 2021, and since the inception of this NCIB, the Company has repurchased and cancelled 1,157,862 shares. The NCIB was renewed for a twelve-month period beginning on November 2, 2021 and ending on November 1, 2022. Under this renewal, the Company may purchase for cancellation a maximum of 7,000,000 common shares under certain conditions.

During the nine months ended September 30, 2021, the Company repurchased 1,157,862 common shares at a weighted average price of $78.84 per share for a total purchase price of $91.3 million relating to the NCIB. During the nine months ended September 30, 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $24.64 per share for a total purchase price of $38.0 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $78.7 million (2020 – $26.0 million) was charged to retained earnings as share repurchase premium.

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Net income attributable to owners of the Company	132,840	83,101	450,825	189,347
Issued common shares, beginning of period	93,018,868	87,880,617	93,397,985	81,450,326
Effect of stock options exercised	48,092	323,504	506,904	642,796
Effect of repurchase of own shares	(85,039)	-	(720,796)	(1,091,562)
Effect of share issuance	-	2,750,000	-	6,691,667
Weighted average number of common shares	92,981,921	90,954,121	93,184,093	87,693,226

Earnings per share – basic (in dollars)	1.43	0.91	4.84	2.16

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Net income attributable to owners of the Company	132,840	83,101	450,825	189,347
Weighted average number of common shares	92,981,921	90,954,121	93,184,093	87,693,226
Dilutive effect:
Stock options and restricted share units	2,242,298	1,696,763	2,245,244	1,614,199
Weighted average number of diluted common shares	95,224,219	92,650,884	95,429,337	89,307,425

Earnings per share - diluted (in dollars)	1.40	0.90	4.72	2.12

As at September 30, 2021, no stock options were excluded from the calculation of diluted earnings per share (September 30, 2020 – 99,485) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

(in thousands of options and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2021		Sept. 30, 2020		Sept. 30, 2021		Sept. 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	2,286	25.16	3,346	23.59	2,982	24.65	4,422	21.56
Granted	-	-	99	40.41	-	-	99	40.41
Exercised	(119)	21.40	(422)	20.01	(807)	22.73	(1,495)	16.55
Forfeited	-	-	(3)	28.70	(8)	23.70	(6)	29.70
Balance, end of period	2,167	25.37	3,020	24.64	2,167	25.37	3,020	24.64
Options exercisable, end of period					1,811	23.97	2,149	22.36

The following table summarizes information about stock options outstanding and exercisable at September 30, 2021:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
19.12	282	0.8	282
18.83	480	1.8	480
26.82	201	2.4	201
23.70	392	3.4	392
30.71	717	4.4	427
40.41	95	5.8	29
	2,167	3.1	1,811

Of the options outstanding at September 30, 2021, a total of 1,882,827 (December 31, 2020 - 2,502,339) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2021 was $83.92 (September 30, 2020 – $32.71).

For the three and nine months ended September 30, 2021, the Group recognized a compensation expense of $0.2 million and $0.8 million, respectively (2020 - $0.5 million and $1.3 million) with a corresponding increase to contributed surplus.

No stock options were granted during 2021 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months ended	Three months ended	Nine months ended	Nine months ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Balance, beginning of period	376,653	370,479	373,926	348,031
Board members compensation	-	6,067	-	23,639
Paid	(71,709)	-	(71,709)	-
Dividends paid in units	930	1,852	3,657	6,728
Balance, end of period	305,874	378,398	305,874	378,398

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

For the three and nine months ended September 30, 2021, the Group recognized, as a result of DSUs, a compensation expense of nil (September 30, 2020 - $0.3 million and $0.8 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $5.5 million and $19.8 million for the three and nine months ended September 30, 2021 (September 30, 2020 –$2.7 million and $3.2 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts will be paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation will be awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three and nine months ended September 30, 2021, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.2 million and $0.8 million respectively.

As at September 30, 2021, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $31.3 million (December 31, 2020 - $19.2 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Restricted share units

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 12,924 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $77.32 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2021		Sept. 30, 2020		Sept. 30, 2021		Sept. 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	392	40.87	388	29.71	299	31.54	239	28.08
Granted	-	-	-	-	91	71.55	145	32.41
Reinvested	1	40.83	3	29.71	4	37.90	7	29.48
Settled	-	-	(1)	27.32	-	-	(1)	27.32
Forfeited	(2)	63.48	(1)	31.06	(3)	53.12	(1)	31.06
Balance, end of period	391	40.75	389	29.71	391	40.75	389	29.71

│24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

The following table summarizes information about RSUs outstanding and exercisable as at September 30, 2021:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
30.70	153	0.2
77.32	13	0.6
32.41	147	1.4
70.59	78	2.4
	391	1.1

For the three and nine months ended September 30, 2021, the Group recognized, as a result of RSUs, a compensation expense of $1.5 million and $4.3 million (September 30, 2020 - $0.9 million and $2.7 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2021, a total of 252,802 (December 31, 2020 – 196,343) are held by key management personnel.

Performance share units

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Three months		Nine months		Nine months
		ended		ended		ended		ended
	Sept. 30, 2021		Sept. 30, 2020		Sept. 30, 2021		Sept. 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	226	52.25	146	32.41	147	32.41	-	-
Granted	-	-	-	-	78	89.64	145	32.41
Reinvested	1	52.25	1	32.41	3	45.64	2	32.41
Forfeited	(1)	50.89	-	-	(2)	41.65	-	-
Balance, end of period	226	52.25	147	32.41	226	52.25	147	32.41

The following table summarizes information about PSUs outstanding and exercisable as at September 30, 2021:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	148	1.4
89.64	78	2.4
	226	1.7

For the three and nine months ended September 30, 2021, the Group recognized, as a result of PSUs, a compensation expense of $1.0 million and $3.0 million, respectively (September 30, 2020 – $0.5 million and $1.2 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2021, a total of 145,955 (December 31, 2020 - 96,984) are held by key management personnel.

│25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

18.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Independent contractors	816,249	369,454	2,074,053	1,045,522
Vehicle operation expenses	261,983	126,541	632,624	369,430
	1,078,232	495,995	2,706,677	1,414,952

19.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

The program has been separated in 4-week claim periods spanning from March 15, 2020 to October 23, 2021.  The CEWS for periods prior to July 5, 2020 provided a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needed to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, until July 4, 2021, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues. For periods after July 4, 2021, a revenue drop of over 10% is required to receive the CEWS.

During the three and nine months ended September 30, 2021, certain legal entities within the Company qualified for the CEWS resulting in a $0.2 million and $11.7 million subsidy, respectively (September 30, 2020 – $16.8 million and $45.9 million) that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Interest expense on long-term debt and accretion of
deferred financing fees	12,080	7,442	33,560	27,680
Interest expense on lease liabilities	3,602	3,141	10,118	9,371
Interest income and accretion on promissory note	(31)	(139)	(614)	(774)
Net change in fair value and accretion expense
of contingent considerations	198	3	361	83
Net foreign exchange (gain) loss	201	(365)	(532)	(1,610)
Net change in fair value of interest rate derivatives	-	(234)	-	-
Net impact of early repayment of contingent consideration	-	-	(1,469)	-
Other financial expenses	4,480	1,684	10,153	3,778
Net finance costs	20,530	11,532	51,577	38,528
Presented as:
Finance income	(31)	(738)	(2,615)	(2,384)
Finance costs	20,561	12,270	54,192	40,912

│26

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2021	Sept. 30, 2020	Sept. 30, 2021	Sept. 30, 2020
Current tax expense
Current period	46,373	27,948	124,450	81,110
Adjustment for prior periods	(633)	35	(3,938)	318
	45,740	27,983	120,512	81,428
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(7,045)	(4,256)	(22,160)	(8,693)
Variation in tax rate	339	(267)	396	(360)
Adjustment for prior periods	406	(1,054)	3,659	(805)
	(6,300)	(5,577)	(18,105)	(9,858)
Income tax expense	39,440	22,406	102,407	71,570

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2021		Sept. 30, 2020		Sept. 30, 2021		Sept. 30, 2020
Income before income tax		172,280		105,507		553,232		260,917
Income tax using the Company’s statutory tax rate	26.5%	45,654	26.5%	27,959	26.5%	146,606	26.5%	69,143

Increase (decrease) resulting from:
Rate differential between jurisdictions	-0.2%	(347)	0.0%	(11)	-0.6%	(3,303)	-1.9%	(4,918)
Variation in tax rate	0.2%	339	-0.3%	(267)	0.1%	396	-0.1%	(360)
Non deductible expenses	0.7%	1,132	0.9%	992	0.9%	4,720	2.9%	7,498
Tax deductions and tax exempt income	-4.3%	(7,338)	-3.0%	(3,127)	-8.4%	(46,562)	-2.1%	(5,539)
Adjustment for prior periods	-0.1%	(227)	-1.0%	(1,019)	-0.1%	(279)	-0.2%	(487)
Multi-jurisdiction tax	0.1%	227	0.3%	277	0.1%	829	0.3%	721
Treasury Regulations interpretive guidance
clarifying the U.S. Tax Reform Bill	0.0%	-	-2.3%	(2,398)	0.0%	-	2.1%	5,512
	22.9%	39,440	21.2%	22,406	18.5%	102,407	27.4%	71,570
(1)	Tax deductions and tax exempt income for the nine months ended September 30, 2021 is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS Freight.

22.	Financial instruments and financial risk management

At September 30, 2021, and December 31, 2020, there are no derivative financial instruments designated as effective cash flow hedge instruments.

a)	Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt.

23.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at September 30, 2021, the Group had $47.6 million of outstanding letters of credit (December 31, 2020 - $29.5 million).

│27

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 – (UNAUDITED)

c)	Other commitments

As at September 30, 2021, the Group had $156.9 million of purchase commitments (December 31, 2020 – $117.1 million) and $25.3 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2020 – $44.1 million).

24.	Subsequent events
The Group acquired two non-material businesses in October 2021 for a total purchase price of $58.0 million.

Subsequent to quarter end, the Group has sold a portion of the Level 1 investments described in note 10 for $14.0 million, resulting in a gain recognized through equity, net of tax, of $3.0 million.

│28